03013550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 0 4 2003

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-25463 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Nathan & Lewis Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**260 Madison Avenue**
(No. and Street)

| **New York** | **New York** | **10016** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Petersen** — **(732) 326-4048**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – if individual, state last, first, middle name)

| **Two World Financial Center** | **New York** | **New York** | **10281** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Nathan & Lewis Securities, Inc. for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/2003
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 27 day of February 2003

Notary Public

JOSEPH A. MATEO
Notary Public of New Jersey
My Commission Expires
July 16, 2007

NATHAN & LEWIS SECURITIES, INC.
(S.E.C. I.D. No. 8-25463)

# STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.**

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Nathan & Lewis Securities, Inc.:

We have audited the accompanying statement of financial condition of Nathan & Lewis Securities, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Nathan & Lewis Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 3, 2003

Deloitte
Touche
Tohmatsu

## NATHAN & LEWIS SECURITIES, INC.

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2002

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 11,661,801 |
| Cash and securities segregated pursuant to Federal regulations | 2,698,873 |
| Commissions and fees receivable | 5,243,417 |
| Receivable from brokers and clearing organizations | 3,397,295 |
| Securities owned, at market value | 910,342 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $83,304 | 258,377 |
| Prepaid expenses | 528,885 |
| Deferred tax assets | 1,201,030 |
| Other assets | 903,334 |
| TOTAL ASSETS | $ 26,803,354 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Commissions payable | $ 6,827,663 |
| Due to parent and affiliates | 5,352,729 |
| Due to customers | 412,905 |
| Securities sold but not yet purchased, at market value | 13,121 |
| Accrued expenses and other liabilities | 2,133,318 |
| Total liabilities | 14,739,736 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $.01 par value; authorized, 200 shares; outstanding, 10 shares | 1 |
| Additional paid-in capital | 28,629,805 |
| Accumulated deficit | (16,566,188) |
| Total stockholder's equity | 12,063,618 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 26,803,354 |

See notes to statement of financial condition.

# NATHAN & LEWIS SECURITIES, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

### 1. ORGANIZATION

Nathan & Lewis Securities, Inc. (the "Company") is a wholly-owned subsidiary of NL Holding Corp. (the "Parent"). The Parent is a wholly-owned subsidiary of New England Life Holdings, Inc. New Life Holdings, Inc. is a wholly-owned subsidiary of New England Life Insurance Company ("NELICO"). NELICO is a subsidiary of Metropolitan Life Insurance Company ("Metropolitan").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (" the 1934 Act"), a registered investment advisor under the Investment Advisors Act of 1940, and is a member of the National Association of Securities Dealers, Inc. and the Boston Stock Exchange. The Company engages in securities brokerage on a principal and agency basis, the sale of insurance related products, annuities, unit investment trusts and mutual funds. The Company clears the majority of its transactions through Pershing LLC ("Pershing") and Bear Stearns & Co. ("Bear").

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents*** - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included as cash equivalents is $8,103,387 in money market funds sponsored by one of the Company's clearing brokers. Substantially all the remaining balance is cash on deposit with JPMorgan Chase Bank and PNC Bank.

***Fixed Assets*** - Fixed assets are reported at historical cost, net of accumulated depreciation and amortization.

***Income Taxes*** - The Company is a member of the consolidated federal income tax group established by Metropolitan for its wholly-owned subsidiaries. The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

***Use of Estimates in the Preparation of Statement of Financial Condition*** - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

***Fair Value of Financial Instruments*** - SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

***Accounting Pronouncements*** - In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Company believes that FIN 45 will not have a material impact on its statement of financial condition.

In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that is acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and does not believe that FIN 46 will have a material impact on its statement of financial condition.

## 3. GOODWILL

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment.

On January 1, 2002, the Company changed its method of accounting for goodwill in accordance with SFAS No. 142. During the year, Metropolitan completed the initial goodwill impairment test, which indicated the Company's goodwill was impaired and should be written-off. Consequently, the Company recorded a transition adjustment of $14,881,400.

## 4. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at market values as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Certificate of deposit | $ 804,120 | $ - |
| Equity securities | 72,396 | 3,070 |
| Obligations of U.S. government and agencies | 2,004 | - |
| State and municipal obligations | 31,822 | 10,051 |
| | $ 910,342 | $ 13,121 |

## 5. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The clearing and depository operations for the Company's and most customers' securities transactions are provided by Pershing and Bear pursuant to clearing agreements. At December 31, 2002, approximately $1,395,000 is on deposit with Pershing and $1,948,000 is on deposit with Bear in interest bearing accounts. Securities owned (excluding certificate of deposit of $804,120) are held in the custody of either Pershing or Bear. Pershing and Bear have the ability to pledge the securities in their custody.

The Company has agreed to indemnify Pershing and Bear for losses which may be sustained as a result of the failure of customers introduced by the Company to satisfy their obligations in connection with their securities transactions. The Company is a member of Depository Trust Company ("DTC") and National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing their services. At December 31, 2002, approximately $25,000 was receivable from DTC and $30,000 was receivable from NSCC.

## 6. RELATED PARTY TRANSACTIONS

Due to parent and affiliates represents reimbursement payable for administrative, operations and support services provided by Metropolitan and its other subsidiaries. The Company had no amounts due from parent and affiliates.

## 7. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2002, the Company had net capital of approximately $7,825,000 which was approximately $7,575,000 in excess of the requirement of $250,000.

## 8. EMPLOYEE BENEFIT PLANS

Metropolitan sponsors and administers defined benefit and defined contribution pension plans. The benefits are based on years of credited service and final average earning history. Metropolitan's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

## 9. INCOME TAXES

Deferred taxes result from differences in the timing of revenue and expense recognition for income tax and financial reporting purposes.

The net deferred income tax asset recorded in the statement of financial condition as of December 31, 2002 consists of:

| | |
|---|---|
| Deferred tax assets | |
| Deferred rent | $ 866,912 |
| Vacation pay | 537,959 |
| | 1,404,871 |
| Deferred tax liability - depreciaiton | (203,841) |
| Net deferred tax asset | $ 1,201,030 |

The Company has not provided for a valuation allowance against the deferred tax asset as management has determined that it is more likely then not that the deferred tax asset will be realized.

## 10. COMMITMENTS AND CONTINGENCIES

The Company has entered into a capital lease for computer equipment, at an imputed rate of interest of 9.45%, collateralized by the equipment. At December 31, 2002, the future commitment, including interest, under this lease is as follows:

| Year ending December 31, | Amount |
|---|---|
| 2003 | $ 198,216 |
| 2004 | 33,036 |
| | 231,252 |
| Less amount representing interest | (39,444) |
| | $ 191,808 |

In the normal course of business, various legal and arbitration matters arise for the Company. Some of these matters involve substantial amounts, including punitive damages. In most cases, the Company believes it has substantial and meritorious defenses and intends to vigorously contest these matters. Although the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with legal counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's financial condition.

## 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing brokers provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company at December 31, 2002 involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

* * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

March 3, 2003

Nathan & Lewis Securities, Inc.
260 Madison Avenue
New York, New York 10016

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of Nathan & Lewis Securities Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated March 3, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Boston Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP